________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)


                        APOLLO ENTERTAINMENT GROUP, INC.
                        --------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   03763C 10 4
                                   -----------
                                 (CUSIP Number)


                           C/O GREGORY M. WILSON, ESQ.
                           ---------------------------
                              18610 EAST 32ND AVE.
                              GREENACRES, WA 99016
                                 (509) 891-8373
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 19, 2009
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

________________________________________________________________________________

________________________________________________________________________________

   1       NAMES OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Manfred H. Wutzer
________________________________________________________________________________

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________

   3       SEC USE ONLY

________________________________________________________________________________

   4       SOURCE OF FUNDS

           OO
________________________________________________________________________________

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                                 [ ]
________________________________________________________________________________

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           GERMANY
        ________________________________________________________________________

           7       SOLE VOTING POWER             15,950,237
        ________________________________________________________________________

           8       SHARED VOTING POWER           -0-
        ________________________________________________________________________

           9       SOLE DISPOSITIVE POWER        15,950,237
        ________________________________________________________________________

           10      SHARED DISPOSITIVE POWER      -0-
________________________________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,950,237
________________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
________________________________________________________________________________

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           95.82%*
________________________________________________________________________________

   14      TYPE OF REPORTING PERSON

           IN
________________________________________________________________________________

*Based on approximately 16,644,659 shares outstanding on October 19, 2009 computed from the issuer's recent filings.

Item 1. Security and Issuer.
        -------------------

This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Apollo Entertainment Group, Inc., a Florida corporation (the "Issuer"), whose principal executive offices are located at 20900 N.E. 30th Ave, Aventura, FL 33180. At present, there are 16,644,659 issued and outstanding shares of the Issuer's Common Stock.

Item 2. Identity and Background.
        -----------------------

         a. The name of the Reporting Person is Manfred H. Wutzer.

         b. The principal business address of Manfred H. Wutzer is Calle Belgica 48, E-07180 Nova Santa Ponsa, Balearic Islands, Spain.

         c. Mr. Wutzer He is the owner of International Investment & Commerce, Inc., a company involved in the design and marketing of investment products.

         d. During the past five years, Mr. Wutzer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the past five years, Mr. Wutzer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         f. Mr. Wutzer is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

The source and amount of other consideration used in making the purchase reported by Apollo Entertainment Group, Inc. were funds from Euroinvestspain, S.L. advanced on behalf of Mr. Wutzer. The shares were acquired pursuant to a Stock Sale Agreement between Mr. Wutzer and shareholders of Apollo Entertainment Group, Inc.

Item 4. Purpose of Transaction.
        ----------------------

The purpose of the Wutzer acquisition was to acquire voting control of the Issuer and change the board of directors. Mr. Wutzer intends to recommend that the Issuer reorganize, change its corporate name, change the board of directors and engage in additional business opportunities.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

a. At present, the Issuer has issued and outstanding 16,644,659 shares of Common Stock, of which Mr. Wutzer is presently the record owner of 15,950,237 shares. Mr. Wutzer is not part of a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which Mr. Wutzer has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.


Sole Voting Power
-----------------

Name of Person                Number of Shares               Percent Outstanding
--------------                ----------------               -------------------
Manfred Wutzer                15,950,237                     95.82%


Shared Voting Power
-------------------

Name of Person                Number of Shares               Percent Outstanding
--------------                ----------------               -------------------
                               -0-


Sole Dispositive Power
----------------------

Name of Person                Number of Shares               Percent Outstanding
--------------                ----------------               -------------------
Manfred Wutzer                15,950,237                     95.82%


Shared Dispositive Power
------------------------

Name of Person                Number of Shares               Percent Outstanding
--------------                ----------------               -------------------
                              -0-                            -0-


c. Not applicable.

d. None.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

None.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit 10.0 Filed with Current Report on Form 8-K on October 20, 2009

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 5, 2009



By: /s/ Manfred H. Wutzer
    ---------------------
    Manfred H. Wutzer